

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Surfaraz Dinani
Chief Executive Officer
Veloce Cap Fund 1 LP
58 Main Street, 2nd Floor
Hackensack, NJ 07601

Re: Veloce Cap Fund 1 LP
Amendment No. 1 to
Offering Statement on Form 1-A
Filed November 30, 2021
File No. 024-11689

Dear Mr. Dinani:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2021 letter.

Amendment Number 1 to Offering Statement on Form 1-A filed November 30, 2021

General

1. We note your response to Comment 1. You state that the Section 3(c)(1) exemption may not be available to the Fund. Accordingly, please revise the disclosure in the offering statement to remove any applicable references to Section 3(c)(1), including any references to issuers whose securities are beneficially owned by 100 or fewer investors.

2. Please provide a detailed breakdown explaining, for the principal types of assets that the Fund expects to hold, whether the Fund considers the asset a "qualifying interest" or a "real estate-type interest". In your response, please specifically state how you intend to treat assets relating to the Fund's lending activities secured by interests in personal property.

 Please contact Julia Griffith at 202-551-3267 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance